

Mail Stop 3030

April 29, 2009

Via Facsimile and U.S. Mail

Mr. Gino M. Pereira
Chief Executive Officer
Technest Holdings, Inc.
10411 Motor City Drive, Suite 650
Bethesda, MD   20817

> **RE: Technest Holdings, Inc.**
> **Form 10-KSB for fiscal year ended June 30, 2008**
> **Filed October 2, 2008**
> **Form 10-Q for the quarter ended December 31, 2008**
> **File No. 0-27023**

Dear Mr. Pereira:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2008

Item 6. Management's Discussion and Analysis, page 9

Liquidity and Capital Resources, page 12

1.   Please discuss material changes in the underlying drivers of your working capital changes (*e.g.* cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale), rather than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for a reader to analyze the change. Refer to Item 303(a) of Regulation S-K and Release 33-8350.

Item 7. Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-9

-Revenue Recognition, page F-12

2.   In reference to firm fixed price contracts described in the third paragraph, please expand your disclosure in future filings to identify types of contract payment milestones, and explain how they relate to substantive performance and revenue recognition events.

-Goodwill and Impairment, page F-13

3.   Please revise this note in future filings to disclose in greater detail how you evaluate your goodwill for impairment. In this regard, please also address the following in the Critical Accounting Policies section of MD&A in future filings:

   - Discuss the two-step impairment testing that you perform pursuant to paragraphs 19 – 22 of SFAS 142.

   - Disclose each of the valuation methodologies used to value goodwill. If more than one valuation methodology is used, please also disclose how each method differs, the benefits of each method, why management selected these methods as being most meaningful, how you weight each method used and the basis for that weighting.

   - Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

   - To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

4.   We note your disclosure here that you perform your goodwill impairment testing in your fourth fiscal quarter and that you determined that there was no impairment of your goodwill as of the fourth quarter of 2008. However, we note that your market capitalization has declined significantly since the end of the second quarter of fiscal year 2008 and that your market capitalization has been significantly below the book value of your equity for each of the third and fourth quarters of fiscal year 2008. Please address the following:

- Tell us and revise future filings to disclose the results of the first step of your goodwill impairment test. To the extent that you are required to perform the second step of the impairment test, you should disclose that fact.

- In light of the significant discrepancy between your market capitalization as of June 30, 2008 (approximately $9.2 million) and the book value of your equity as of June 30, 2008 ($24.6 million), please explain to us how you determined that your goodwill was not impaired. In this regard, provide us with a summary of the results of your goodwill impairment evaluation. Please note that we may have further comments upon reviewing your response.

5.   With respect to your other intangible assets, please tell us if you determined that impairment testing was required and your basis for that conclusion. We may have further comment upon reviewing your response.

Exhibits 31.1 and 31.2

6.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should not include the individual's title. Please revise the certifications in future filings to present this certification in the exact form as required by Item 601 of Regulation S-K. This comment also applies to the certifications in Forms 10-Q for the quarterly periods ended September 30, 2008 and December 31, 2008.

Form 10-Q for the quarterly period ended December 31, 2008

Note 2. Basis of Presentation

7.   We note that you consolidate the operations of Technest, Inc. because you determined it is a variable interest entity. Please revise future filings to disclose how you initially measured your variable interest. Please refer to paragraph 19 of FIN 46R.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant